SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  January 12th, 2011

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

NEW DESIGN WINS FROM MAJOR CUSTOMER
TO BOOST SILICOM’S REVENUES BY
~$2M/YEAR

- Company Will Supply 3 New Products To Leading Provider of
Virtualization/Cloud Solutions, Increasing its Total Purchases from
Silicom to ~$5M Per Year -

KFAR SAVA, Israel—January 12, 2011--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that one of its largest customers, a worldwide leading provider of application acceleration, virtualization and cloud computing solutions, has selected Silicom to supply an additional three products, including two encryption cards and one special networking card. Based on the customer’s forecasts, Silicom expects the volume of purchase orders for these cards to ramp up gradually to approximately $2 million per year, bringing the customer’s purchases from Silicom to a total of approximately $5 million per year.

 In parallel, the customer continues to discuss with Silicom additional projects and applications in which Silicom’s standard and specialized products meet the functional requirements of its popular appliances.

“These Design Wins confirm the revenue-driving potential of our existing customer base,” commented Shaike Orbach, Silicom’s President and CEO. “As demonstrated so many times in the past, once our customers begin working with us, they come to appreciate our products, technology and service, and, over time, expand their use of our products to meet the needs of their new appliances. In fact, we are already in talks with this strategic customer regarding the use of additional Silicom products for a number of applications.

“As such, we believe that each of our 70+ OEM customers, many of them market leaders, represents a fertile platform for significant incremental business. To take full advantage of this platform, we continue to focus on the provision of superb customer service and to build out our technology advantage.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail: silicom@ccgisrael.com